Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: March 10, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

On March 9, 2026, the following article by Victoria Foote was published online by the Corporate Knight (corporateknight.com).

With investment flowing, fusion energy’s long shot has become a gold rush

Big money has followed the siren call of technological advances in fusion power and its promise of clean, limitless energy

General Fusion founder Michel Laberge stands in front of a reactor for magnetized target fusion in 2014. Image by Eye Steel Film

The history of nuclear fusion power is littered with disappointments. Since 1952, scientists have been conducting fusion reactions in attempts to recreate the way the sun generates energy. Time and again, the massive reactors consumed more energy than was produced. “We’ve been saying fusion is 30 years away for 60 years,” says Jason Donev, physics professor and associate director of the new energy-science major at the University of Calgary.

But in 2022, a controlled fusion reaction conducted in a California laboratory produced – for a fraction of a second – net-positive energy, thus turning the dream of endless, carbon-free energy into a possibility. A handful of start-ups intend to capitalize on that possibility, including B.C.-based General Fusion. After more than two decades of research, General Fusion says its “first of a kind” fusion power plant will be generating electricity by 2035.

Venture capital has responded enthusiastically to the new arrivals, with money surging into the space. In 2025, fusion start-ups raised $2.6 billion (all values in U.S. dollars unless otherwise noted) according to the Fusion Industry Association.

Earlier this year, General Fusion announced that it will go public as part of an intended merger with Spring Valley Acquisition Corp. III, headquartered in Dallas, Texas. The B.C. company has raised more than $400 million to date, including support from governments in Canada, the United States and Britain. General Fusion was valued at $600 million prior to the transaction; the deal with Spring Valley would provide it with up to $335 million in additional funding.

Founded in 2002 by physicist Michel Laberge, the 117-person firm is in the process of developing a commercially viable fusion energy system. Currently, there are no operating commercial-scale nuclear fusion reactors. General Fusion’s chief strategy officer, Megan Wilson, is pumped. “Right now, the market is seeing interest in clean energy, and this has dovetailed with major advancements in fusion,” she says. “This is an exciting time for us.”

Donev echoes Wilson’s observation that there is a heightened sense of urgency in the energy market. Electricity consumption, he notes, had been levelling off worldwide until the introduction of AI and data centres, which have driven a surge in energy demand. The International Energy Agency’s World Energy Outlook for 2025 confirms that anticipated spike, estimating that demand for electricity will grow between 40% and 50% in less than 10 years. The U.S. Department of Energy has predicted that the total energy use from data centres alone will double or even triple by 2028.

The market heats up

Even Trump Media & Technology Group, whose core business until now has been the president’s social media platform Truth Social, is embracing fusion. Last December, the firm revealed it was merging with TAE Technologies, an energy company with plans to begin construction on the first utility-scale fusion power plant this year. The transaction values TAE at approximately $3 billion.

Likewise, Microsoft and Google, billionaires Bill Gates and Jeff Bezos, and the oil company Chevron have all started investing heavily in fusion energy companies, including TAE.

In France, a multinational coalition is building an enormous fusion reactor called ITER(the International Thermonuclear Experimental Reactor) at an estimated cost of €13billion ($21 billion Canadian). ITER will use 50 megawatts of heating power to generate 500 megawatts of electricity – theoretically enough to power some 250,000homes. ITER is tracking to be operational in the late 2030s, although for demonstration purposes only.

The biggest player in the United States is Commonwealth Fusion Systems, which has raised more than $2 billion since its founding in 2018, more than any other fusion start-up. Upon completion of its demonstration machine, SPARC, Commonwealth says its next machine will generate electricity for paying customers as soon as the early 2030s.

The provincial government of Ontario is getting in on the action as well with a new Centre for Fusion Energy, announced late last year. The federal government and Crown corporation Atomic Energy of Canada Ltd. have committed CAD$33 million to the centre, with an additional $19.5 million from the Ontario government and $39 million from fusion start-up Stellarex Group Ltd.

What is nuclear fusion?

For all the buzz, there are more than a few skeptics. And it’s not hard to understand why when you consider the cost and complexity of trying to create a star here on Earth.

Fusion energy is different from the nuclear energy that was developed in the 1940s in which energy is generated by splitting atoms. Fusion energy creates energy by forcing atoms together, specifically very light hydrogen atoms. When hydrogen atoms fuse, they form helium and, in the process, release an immense amount of energy. The sun and stars are essentially giant balls of hydrogen and helium gases. As the atoms merge, they enter a different state of matter: plasma. The high-energy particles that blast out of the plasma are turbulent and highly unstable. “Holding plasma in place is kind of like juggling jello with elastic bands,” Donev says.

Inside the sun, gravity holds the plasma together. In most reactors, immensely powerful magnets or lasers do the work. Lately, fusion power start-ups have been experimenting with cheaper, easier approaches. General Fusion, for instance, uses pistons to hold plasma together, not unlike the pistons in a car engine.

Speaking to The New York Times in 2024, Earl Marmar, a physicist at the Massachusetts Institute of Technology, said that the latest reactors have yet to generate more energy (in a commercially relevant way) than they consume. “But, you know, good luck. I hope something works soon, for sure.”

Even a giant reactor like ITER has encountered setbacks. Construction on ITER began in 2007 amid lofty declarations that net-positive energy would be produced by about2020. Since then, ITER has suffered repeated delays, while the estimated cost of $5.45billion has quadrupled.

“Fusion is the most exciting form of energy because it is abundant and would mean that everyone would have access to affordable electricity,” Donev says. “However, fusion is monumentally difficult to do at a commercial scale. The problem is [that] it takes so much energy to produce, you can’t get energy back – yet.”

So, is fusion the future?

Wilson with General Fusion predicts that fusion energy will be a trillion-dollar market by 2050, and her optimism is shared. Future Markets reports that the fusion energy sector could reach $40 to $80 billion by 2036 and possibly exceed $350 billion by 2050 “if technological milestones are achieved.”

General Fusion is bullish on its practical and cost-effective methods and confident in its timelines.

While Donev doubts that a fusion energy plant will be dispatching energy to consumers within the next 10 years, he espouses the critical role this power source will likely play in the transition to a clean-energy economy. “It’s such a careful balance with fusion, because it is a good-news story,” he says. “But it’s a very long story. Investors who want to do this need to recognize they’re in for a very long game, albeit a potentially very lucrative one.”

Victoria Foote is a writer and editor who specializes in clean energy and climate.

***

On March 10, 2026, General Fusion posted the following communication on its LinkedIn, X, Facebook and Instagram accounts:

Our Chief Strategy Officer @ Megan Wilson will join @ Spring Valley Acquisition Corp. III Chairman and CEO @ Chris Sorrells on stage at the @ Fusion Industry Association’s Annual Policy conference in Washington D.C. for a moderated fireside chat in the FIA’s “Beyond the Headlines” series.

Megan and Chris will discuss our recently announced business combination agreement, and why now is the right time for public investment in fusion energy.

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Business Combination”), the Company and SVAC filed their joint registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVAC plans to file the definitive Proxy Statement with the SEC and to mail copies to SVAC’s shareholders as of a record date to be established for voting on the Proposed Business Combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize magnetized target fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s Lawson Machine (“LM26”) program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, which includes a preliminary proxy statement/prospectus, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.